

Mail Stop 3720

July 17, 2007

Matthew Jones, President
InfoLinx Communications Ltd.
180 Pemberton Avenue
North Vancouver, BC, Canada V7P 2R5

> **Re: InfoLinx Communications Ltd.**
> **Amendment No. 1 to Form SB-2**
> **Filed June 18, 2007**
> **File No. 333-139805**

Dear Mr. Jones:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have considered your response to comment one and are unable to concur with your conclusion. Since you are registering <u>all</u> of your outstanding common stock, the offering does not appear to be a valid secondary offering meeting the requirements under Rule 415(a)(1)(i). Instead, it appears that this is a primary offering to be conducted on a delayed basis, which the company is not permitted to do under Rule 415. As a result, please revise to substantially reduce the number of shares being registered or:

- revise to recharacterize the offering as a primary, rather than a secondary, offering;
- conduct the offering under one of the other applicable subsections of Rule 415 or otherwise reconsider your reliance upon Rule 415 and revise the offering accordingly; and
- name the selling shareholders as underwriters.

2. We note that the company elected to include a proposed initial offering price range of $.05 and $.50 in response to prior comment two. Please confirm in your response letter that the company is including this price range solely for purposes of Rule 430A, and that the fixed price (i.e., the fixed price at which selling shareholders will sell until a market develops) will be included in a prospectus supplement after effectiveness. To the extent you retain the price range in your preliminary prospectus, please note that the price range of $0.05 to $0.50 is too broad; please revise to narrow the range.

3. Please update your financial statements and related discussions to address your May 31, 2007 interim results of operation and financial condition.

Executive Compensation, page 29

4. Revise the summary compensation table to comply with Item 402(b) of Regulation S-B, as revised. For example, we note that the table does not include a column for the dollar value of total compensation pursuant to Item 402(b)(x) of Regulation S-B. Also provide a narrative description of any material factors necessary to understand the information disclosed in the summary compensation table. See Item 402(c) of Regulation S-B.

*   *   *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert F. Bartelmes at (202) 551-3354 or me at (202) 551-3833 if you have any questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile: (949) 660-9010